October 15, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E. Washington, DC 20549-6010

Attention:     Irene Barberena-Meissner, Staff Attorney

Kevin Dougherty, Staff Attorney

John Cannarella, Staff Accountant

Karl Hiller, Accounting Branch Chief

Re:                BellRing Brands, Inc.

Acceleration Request Registration Statement on Form S-1

File No. 333-233867

Requested Date: October 16, 2019

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, as representatives of the several underwriters, hereby join BellRing Brands, Inc. (the “Company”) in requesting that the effective date of the above-referenced registration statement on Form S-1 (the “Registration Statement”) be accelerated to October 16, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,675 copies of the Preliminary Prospectus of the Company, dated October 7, 2019, through the date hereof, to underwriters, dealers, institutional investors and others.

We advise you that we have complied and will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

As representatives of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Jacqueline Murphy
Name: Jacqueline Murphy Title: Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Waleed Matin
Name: Waleed Matin Title: Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Jaclyn Berkley
Name: Jaclyn Berkley Title: Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Jennifer Kopylov
Name: Jennifer Kopylov Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]